Apogent Technologies Inc.					Exhibit 12
Computation of Ratio of Earnings to Fixed Charges
September 30, 2002

	Fiscal Year Ended September 30,
	1997	1998	1999	2000	2001	2002
Fixed Charges:
Interest expense	24,999	33,772	40,073	49,450	48,698	40,687
Deferred financing	152	151	224	533	563	3,461
1/3 Rental expense	1,076	1,343	2,235	3,145	3,903	4,809

	26,227	35,266	42,532	53,128	53,164	48,957
Earnings:
Pre tax income from continuing operations	73,996	86,836	127,392	144,325	179,149	213,284
Add: Fixed charges	26,227	35,266	42,532	53,128	53,164	48,957
Earnings	100,223	122,102	169,924	197,453	232,313	262,241

Ratio of Earnings to Fixed Charges	3.8	3.5	4.0	3.7	4.4	5.4

Rental Expense	3,229	4,028	6,704	9,434	11,710	14,428

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